Exhibit 99.1

APPRAISAL OF

CERTAIN OIL AND GAS INTERESTS

OWNED BY PERMEX PETROLEUM CORPORATION

LOCATED IN

NEW MEXICO AND TEXAS

AS OF SEPTEMBER 30, 2021

PREPARED FOR

PERMEX PETROLEUM CORPORATION

SEC Pricing

MKM ENGINEERING

F-009377

Michele K. Mudrone, P.E.

November 30, 2021

MKM ENGINEERING
Oil and Gas Consulting Services
3905 Sagamore Hill Court
Plano, Texas 75025

November 30, 2021

Mr. Mehran Ehsan
Permex Petroleum Corporation
100 Crescent Court, Suite 700
Dallas, Texas 75201

Dear Mr. Ehsan:

As requested, we are submitting our estimates of proved and probable reserves and our forecasts of the resulting economics attributable to the interests of Permex Petroleum Corporation as of September 30, 2021, in certain properties located in Eddy County, New Mexico, Gaines, Stonewall, and Young Counties, Texas. We completed our evaluation on November 30, 2021. It is our understanding that the proved and probable reserves estimated in this report constitute 100% of all proved and probable reserves owned by Permex Petroleum Corporation in the United States.

This report has been prepared for Permex Petroleum Corporation use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose. Composite proved reserve estimates and economic forecasts are summarized below:

		Proved	Proved Developed Producing	Proved Non- Producing	Proved Undeveloped
Net Reserves
Oil/Condensate	MBbl	8,048.9	405.4	189.4	7,454.0
Gas	MMcf	3,612.9	324.9	99.1	3,188.8
Revenue
Oil/Condensate	M$	447,689.1	22,255.8	10,539.0	414,894.3
Gas	M$	10,656.4	979.9	291.6	9,384.9
Severance and
Ad Valorem Taxes	M$	8,762.0	1,080.4	550.7	7,130.9
Operating Expenses	M$	60,333.4	8,411.7	3,133.1	48,788.6
Investments	M$	110,563.3	0.0	264.3	110,299.0
Operating Income (BFIT)	M$	278,687.0	13,743.6	6,882.6	258,060.8
Discounted @ 10%	M$	113,252.3	6,887.5	3,825.9	102,538.8

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Permex Petroleum Corporation

November 30, 2021

Composite probable reserve estimates and economic forecasts are summarized below:

		Probable	Probable Non- Producing	Probable Undeveloped
Net Reserves
Oil/Condensate	MBbl	13,770.1	119.8	13,650.3
Gas	MMcf	11,156.9	6.3	11,150.6
Revenue
Oil/Condensate	M$	759,792.4	6,686.4	753,106.0
Gas	M$	32,834.6	18.4	32,816.2
Severance and
Ad Valorem Taxes	M$	23,513.2	478.1	23,035.1
Operating Expenses	M$	79,050.1	1,062.4	77,987.7
Investments	M$	253,439.9	-24.0	253,463.9
Operating Income (BFIT)	M$	436,624.3	5,188.8	431,435.5
Discounted @ 10%	M$	120,317.5	1,973.9	118,643.6

In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value, “present worth”, shown above should not be construed to represent an estimate of the fair market value by MKM Engineering.

As requested, hydrocarbon pricing of $57.69 per barrel of oil/condensate (WTI Cushing) and $2.943 per MMBtu of gas (Henry Hub) was used. In accordance with the Securities and Exchange Commission guidelines, these prices were determined as an unweighted arithmetic average of the first-day-of-the-month price for each of the last three months of 2020 and the first nine months of 2021. The oil and gas prices were held constant and were adjusted for gravity, heating value, quality, transportation and marketing. The adjusted volume-weighted average product prices over the life of the properties are $55.34 per barrel of oil and $2.94 per mcf of gas.

Operating costs were based on operating expense records of Permex Petroleum Corporation. Drilling and completion costs were based on estimates provided by Permex Petroleum Corporation and reviewed by MKM Engineering. Severance tax and ad valorem tax for the properties have been included. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved and probable reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves and economics are predicted on the regulatory agency classifications, rules, policies, laws, taxes, and royalties in effect on the date of this report except as noted herein.

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Permex Petroleum Corporation

November 30, 2021

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation my be legal or accounting, rather than engineering and geosciences. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of these properties has not been made nor have the wells been tested by MKM Engineering. Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Permex Petroleum Corporation. Ownership interests were supplied by Permex Petroleum Corporation and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

MKM Engineering is independent with respect to Permex Petroleum Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither MKM Engineering nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

MKM ENGINEERING
Texas Registered Engineering Firm F-009733

Michele K. Mudrone, P.E.

Attachments

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LIST OF ECONOMIC TABLES

Table No.

Summary Economic Analysis Cash Flow

Forecast Price

Total Proved + Probable	1
Proved Developed Producing	2
Proved Shut-In	3
Proved Non-Producing	4
Proved Undeveloped	5
Total Proved	6
Probable Shut-In	7
Probable Non-Producing	8
Probable Undeveloped	9
Total Probable	10

Tabular Summary of Economic Analysis

All Reserve Categories - Forecast Price	11

Gross Ultimate Reserves, Cumulative Production and Basic Economic Data

All Reserve Categories - Forecast Price	12

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Appendix

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DEFINITIONS OF OIL AND GAS RESERVES

Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

(22) Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes;

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data,

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a .highest known oil /HKD) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first May-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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(23) Proved properties. Properties with proved reserves.

(24) Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25) Reliable technology. Reliable technology is a grouping of one ‘or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

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DEFINITIONS OF OIL AND GAS RESERVES

Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are dearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Excerpted from the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas:

932-235-50-30 A standardized measure of discounted future net cash flows relating to an entity’s interests in both of the following shall be disclosed as of the end of the year

a.	Proved oil and gas reserves (see paragraphs 932-235-50-3 through 50-11B)
b.	Oil and gas subject to purchase under long-term supply, purchase, or similar agreements and contracts in which the entity participates in the operation of the properties on which the oil or gas is located or otherwise serves as the producer of those reserves (see paragraph 932-235-50-7).

The standardized measure of discounted future net cash flows relating to those two types of interests in reserves may be combined for reporting purposes.

932-235-50-31 All of the following information shall be disclosed in the aggregate and for each geographic area for which reserve quantities are disclosed in accordance with paragraphs 932-235-50-3 through 50-11B:

a.	Future cash inflows. These shall be computed by applying prices used in estimating the entity’s proved oil and gas reserves to the year-end quantities of those reserves. Future price changes shall be considered only to the extent provided by contractual arrangements in existence at year-end.
b.	Future development and production costs. These costs shall be computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. If estimated development expenditures are significant, they shall be presented separately from estimated production costs.
c.	Future income tax expenses. These expenses shall be computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the entity’s proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the entity’s proved oil and gas reserves.
d.	Future net cash flows. These amounts are the result of subtracting future development and production costs and future income tax expenses from future cash inflows.
e.	Discount. This amount shall be derived from using a discount rate of 10 percent a year to reflect the timing of the future net cash flows relating to proved oil and gas reserves.

f. Standardized measure of discounted future net cash flows. This amount is the future net cash flows less the computed discount.

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(27) Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) Resources. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29) Service well. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30) Stratigraphic test well. A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and ail types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

(31) Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

From the SEC’s Compliance and Disclosure interpretations (October 26, 2009):

Although several types of projects — such as constructing offshore platforms and development in urban areas, remote locations or environmentally sensitive locations — by their nature customarily take a longer time to develop and therefore often do justify longer time periods, this determination must always take into consideration all of the facts and circumstances. No particular type of project per se justifies a longer time period, and any extension beyond five years should be the exception, and not the rule.

Factors that a company should consider in determining whether or not circumstances justify recognizing reserves even though development may extend past five years include, but are not limited to, the following:

●	The company’s level of ongoing significant development activities in the area to be developed (for example, drilling only the minimum number of wells necessary to maintain the lease generally would not constitute significant
●	development activities);
●	The company’s historical record at completing development of comparable long-term projects;
●	The amount of time in which the company has maintained the leases, or booked the reserves, without significant development activities;
●	The extent to which the company has followed a previously adopted development plan (for example, if a company has changed its development plan several times without taking significant steps to implement any of those plans, recognizing proved undeveloped reserves typically would not be appropriate); and
●	The extent to which delays in development are caused by external factors related to the physical operating environment (for example, restrictions on development on Federal lands, but not obtaining government permits), rather than by internal factors (for example, shifting resources to develop properties with higher priority).

(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) Unproved properties. Properties with no proved reserves.

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Appendix II

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First Day of the Month Benchmark

Oil And Gas Prices

Month Year	WTI Cushing $/Bbl	Henry Hub $/MMBTU
Oct-20	38.720	1.630
Nov-20	35.790	3.040
Dec-20	44.550	2.875
Jan-21	48.520	2.385
Feb-21	53.550	2.670
Mar-21	60.640	2.645
Apr-21	61.450	2.485
May-21	63.580	2.875
Jun-21	67.720	2.850
Jul-21	75.230	3.720
Aug 21	73.950	3.890
Sep-21	68.590	4.250

Average	57.691	2.943

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CERTIFICATE OF QUALIFICATION

I, Michele K. Mudrone, registered Professional Engineer in the State of Texas, hereby certify:

1.	That I am a registered Professional Engineer in the State of Texas, a member of the Society of Petroleum Engineers, and I reside at 3905 Sagamore Hill Court, Plano, Texas.

2.	That I graduated from the Colorado School of Mines with a Bachelor of Science degree in Petroleum Engineering in 1976.

3.	That I have been employed in the petroleum industry since graduation in 1976. During the time of employment I have been directly involved in reservoir engineering, petrophysical analysis, reservoir simulation, and property evaluation.

4.	That I am presently employed by MKM Engineering which prepared an evaluation effective September 30, 2020, for Permex Petroleum Corporation.

5.	That the parameters and conditions employed in the evaluation of interests of Permex Petroleum Corporation, effective September 30, 2020, were examined by me and adopted as representative and appropriate in establishing true value of these properties.

6.	That I have not received, nor do I expect to receive, any direct or indirect interest in the holdings discussed, or in the securities of the Company.

7.	That I have not examined the chain of title for the properties discussed, but have relied on descriptions furnished by the client.

8.	That the aforementioned report was not based on a personal field examination of the properties in question; however, such as examination was not deemed necessary in view of the information available from public sources and the files of Permex Petroleum Corporation.

Michele K. Mudrone, P.E.

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Cashflow

Summaries

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